PRUDENTIAL INVESTMENT PORFOLIOS 12

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

August 16, 2013

VIA EDGAR SUBMISSION

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Global Real Estate Fund, a series of

Prudential Investment Portfolios 12
Post-Effective Amendment No. 28 to the Registration Statement
under the Securities Act of 1933 (No. 333-42705) and
Amendment No. 29 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-08565)

Dear Mr. Greene:

We filed through EDGAR on June 18, 2013 on behalf of Prudential Investment Portfolios 12 (the “Registrant”) Post-Effective Amendment No. 27 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 28 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of registering a new share class of the Prudential Global Real Estate Fund (the “Fund”), designated Class Q, with an effective date of 60 days after filing of the Amendment.

This letter is intended to respond to the Staff’s comments on the Amendment that you conveyed by telephone on August 2, 2013. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 28 to the Registration Statement under the 1933 Act and Amendment No. 29 to the Registration Statement under the 1940 Act, to be filed under Rule 485(b) with effectiveness designated for August 23, 2013. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General

1. Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

The Registrant has reviewed the Fund’s derivatives disclosure and believes that it is responsive to such guidance.

2.	Comment
Given that the Fund’s name contains the term “global,” please expressly describe how the fund will invest its assets in investments tied economically to a number of countries throughout the world (see Release No. IC-24828 dated January 17, 2001 and the ICI Memorandum dated June 4, 2012).

Response
The requested description has been added to the prospectus.

3. Comment
In the “Annual Fund Operating Expenses” table:

(a)	Add a line item related to Acquired Fund fees, if applicable.

(b) The footnote that appears below the table states that the expense waiver is contractually guaranteed through July 31, 2014. Please revised as needed to satisfy the requirement that a Fund may add line items showing the amount of an expense reimbursement or fee waiver and the Fund’s net expenses after subtraction of the expense reimbursement or fee waiver only if the arrangements will reduce Fund operating expenses for no less than one year after the effective date of the Fund’s registration statement (see Instruction 3(e) to Item 3 of Form N-1A).

(c)	Please clarify which line items correspond with the footnote that appears below the table.

(d)	In the footnote that appears below the table, the Staff requested disclosure regarding who can terminate the contractual fee waiver and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A ).

Response
(a) Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

(b) The Registrant respectfully submits that no change is required. The expense waiver cited in the footnote to the fee table applies only to distribution and service (12b-1) fees for Class R shares of the Fund. This waiver is disclosed in the Fund’s current prospectus, dated May 31, 2013, and will be in effect for more than one year from the effective date of the post-effective amendment that related to Class R shares, which was May 31, 2013. As noted above, the Amendment was filed solely for the purpose of registering the new Class Q shares of the Fund. The Registrant does not believe that the filing of a post-effective amendment solely to register a new class of shares should have any effect on the fee arrangements for previously existing classes.

(c) The footnote has been renumbered “1” and the annotation has been added to the corresponding line item in the table.

(d) The last sentence of the footnote includes disclosure regarding who can terminate the contractual fee waiver and under what circumstances.

4.	Comment In the section entitled “Investments, Risks and Performance – Principal Investment Strategies,” in the first paragraph, please define “equity-related securities.”

Response
The disclosure has been enhanced to clarify the definition of “equity-related securities.”

5. Comment
In the section entitled “Investments, Risks and Performance – Principal Risks of Investing in the Fund”:

(a) Please add additional disclosure about emerging markets to the section regarding foreign securities risk if the Fund will be investing in emerging markets securities.

(b) Please add additional disclosure regarding risks of unsponsored receipts to the section regarding foreign securities risk.

(c) Please explain the statement, in the section regarding foreign securities risk, that “[w]e do not consider American Depositary Receipts (‘ADRs’), American Depositary Shares (‘ADSs’) and other similar receipts or shares traded in U.S. markets in which the Fund may invest to be foreign securities.” Because the underlying fundamentals of these securities are subject to the risks of the foreign jurisdiction in which they originate, it is the view of the Staff that this statement is not accurate.

Response
(a) The disclosure has been added as requested.

(b) The disclosure has been added as requested.

(c) The language has been deleted from the prospectus.

6.	Comment In the “Management of the Fund” table, please clarify what is meant by the caption “Service Date.”

Response:
“Service Date” refers to the date when the portfolio manager’s service with the Fund began. Registrant believes that the meaning of this caption will be clear to investors and respectfully submits that no changes will be made.

7.	Comment In the section entitled “How the Fund Invests – Investment Objectives and Policies:”

(a) Please disclose that shareholders will be informed in writing if the Fund’s investment objectives are changed by the Board without shareholder approval.

(b) In the last sentence of the fifth paragraph, please disclose that “lower-rated debt and convertible securities” are junk securities.

Response:
(a) The Registrant respectfully submits that no change is required, since this disclosure is not required by Form N-1A.

(b) The requested disclosure has been added.

8. Comment
In the section entitled “How the Fund Invests – Other Investments and Strategies”:

(a) Please note that with respect to total return swaps, the SEC or its Staff may issue future guidance regarding derivatives (such as total return swaps) and leverage, including guidance regarding coverage requirements, which could impact the manner in which the fund operates.

(b) Please revise the next to last sentence of the paragraph regarding Temporary Defensive Investments to read as follows: “Investing heavily in these securities is inconsistent with and limits the Fund’s ability to achieve its investment objective, but may help to preserve the Fund's assets.”

(c) Please clarify what is meant by the last two sentences of the paragraph regarding Investments in Affiliated Funds. If these sentences are meant to communicate that Fund shareholders are not subject to the duplication of management fees, please say so more directly.

(d) In the paragraph regarding Investments in Affiliated Funds, please clarify what percentage of Fund assets are invested in such affiliated funds.

Response
(a) The Registrant takes note that further guidance may be issued in the future.

(b)	The sentence has been revised as requested.

(c) The disclosure has been revised to clarify that Fund shareholders are not subject to duplication of management fees.

(d) The Registrant respectfully submits that no change is required. The Fund may invest in an affiliated money market fund pursuant to Rule 12d1-1 under the 1940 Act, which does not impose limits on a fund’s ability to invest in money market funds, and in an affiliated short term bond fund pursuant to an exemptive order granted to investment companies managed by PI and certain current and future investment advisory clients of PIM (Inv. Co. Act Rel. No. 24179 (Dec, 1, 1999) (order); (Inv. Co. Act Rel. No. 24126 (Nov. 5, 1999) (notice)).

STATEMENT OF ADDITIONAL INFORMATION

9.	Comment:
In the section entitled “Fund Classification, Investment Objective & Policies,” the disclosure in the paragraph regarding Short Sales indicates that the fund may engage in short sales up to 25% of the Fund’s assets. If the Fund’s short sales exposure may constitute a material expense for the Fund (e.g., if dividends will be paid on any short sales), please add appropriate disclosure to the fee table.

Response:
Short sales exposure does not constitute a material expense for the Fund.

10.	Comment: In the section entitled “Investment Risks and Considerations”:

(a) In the subsection regarding Convertible Securities, if convertible securities can be junk convertible securities, please disclose this fact.

(b) Please add the disclosure regarding unsponsored receipts risk which appears in the section regarding Depositary Receipts to the prospectus (see Comment 5(b) above).

(c) In the subsection regarding Investments in other Investment Companies, please either remove the parenthetical at the end of the first paragraph or add additional disclosure regarding master/feeder funds to the Amendment if appropriate.

(d) In the subsection regarding Mortgage-Backed Securities, please include disclosure regarding the appointment of a conservator for Fannie Mae and Freddie Mac in 2008 and state that the conservatorship is still ongoing.

Response:
(a) The disclosure has been added to the prospectus as requested.

(b) The disclosure has been added to the prospectus as requested.

(c) The parenthetical has been removed as requested.

(d) The disclosure has been added as requested.

11.	Comment:
In the section entitled “Investment Restrictions,” with respect to the sentence that states that “if the Fund's asset coverage for borrowings permitted by Investment Restriction 1 falls below 300%, the Fund will take prompt action to reduce its borrowings, as required by the 1940 Act Laws, Interpretations and Exemptions”:

(a) In addition to this exception for borrowings, add an exception for illiquid securities.

(b) With respect to the “prompt action,” clarify that the fund will reduce borrowings within three days.

Response:
(a) The Registrant respectfully submits that no change is required. The limit on investment in illiquid securities is disclosed twice in the prospectus (under “Additional Strategies” on p. 10 and “Investment Risks – Principal & Non-Principal Strategies” on p. 14).

(b) The language has been clarified as requested.

12.	Comment: In the section entitled “Other Service Providers”:

(a) Please clarify the meaning of the word “administers” as used in the following sentence: “Prudential Investment Management, Inc. (PIM) serves as securities lending agent for the Funds, and in that role administers the Funds' securities lending program.” E.g., does the securities lending agent invest the collateral proceeds and receive an advisory fee for doing so?

(b) Please clarify the meaning of the word “none” as used in the compensation table.

Response:
(a) As disclosed in the SAI, PIM serves as the securities lending agent for the Fund (i.e., it determines which securities to lend) and for its services, PIM receives a portion of the amount earned by lending securities. During the time portfolio securities are on loan, the borrower will pay the Fund an amount equivalent to any dividend or interest paid on such securities and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower. PIM does not receive any additional compensation for its service as securities lending agent beyond what is disclosed in the SAI, and therefore Registrant respectfully submits that no revision to the disclosure is necessary.

(b) The word “none” as used in the compensation table means that no moneys were paid to PIM for its services as securities lending agent for the Fund during the three most recently completed fiscal years. The Registrant respectfully submits that no revision to the disclosure is necessary.

Tandy Representations

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment may be communicated to Amanda Ryan at (973) 367-5401.

Sincerely,

/s/ Amanda S. Ryan

Amanda S. Ryan

Director & Corporate Counsel